SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of 17 March 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                      RYANAIR RELAUNCHES 13 BUZZ ROUTES

                           WITH INCREASED FREQUENCIES

                            AND HALF PRICE AIR FARES

  - Core of Buzz's loss making operation saved
  - Over 90% of Buzz pilots accept new contracts with increased pay

  - Ryanair announces 1 million seats on sale for a tenner (GBP10)
  - Never before has it been so cheap to get away



Ryanair, Europe's No.1 low fares airline today (Monday, 17th March 2003) celebrated St Patrick's Day by making a number of significant announcements at a press conference in London.

Buzz pilots overwhelmingly accept new Ryanair contracts

Ryanair confirmed that it had received acceptances from over 90% of the pilots who were offered employment contracts with increased remuneration in the new Ryanair/Buzz operation from 1 April next. The balance is largely due to people who have yet to return from leave, in order to accept the offers.

Ryanair confirmed that with these acceptances, it now has sufficient personnel to relaunch 13 of Buzz's 24 routes, with increased frequencies (over those previously offered by Buzz) and at fares that start at half the price previously quoted by Buzz from 1 May onwards. Passengers travelling on these routes over the next 12 months will save over EUR80m over the fares which were previously charged by Buzz.

In addition Ryanair confirmed that it had made a special email offer to all former Buzz passengers (whose fares were fully refunded as a result of the cancellation of Buzz's flights). They can avail of a special offer to travel on these 13 routes during the month of May at half the price of the new Ryanair published low fares. In effect these people have already received a full refund of their Buzz fares and will now be able to book seats for flights during May at one quarter of the fares previously quoted by Buzz.

Ryanair expects that the rescued Buzz operation will over the first 12 months operate 8 aircraft, with a total of over 170 people, and will carry almost 3 million passengers at an average fare of just EUR43. This will be at half the average fare charged by Buzz last year, when with 10 aircraft and 610 employees, it carried less than 2 million passengers, at an average fare of over EUR80.

Ryanair confirmed that these new low fare seats to Germany, France and Spain would go on sale from 10.00am on Monday 17th March (St Patrick's Day), passengers are advised to book quickly as clearly these seats will be snapped up in record numbers.

Ryanair announces the sale of 1 million seats "for a tenner"

Ryanair also announced that to celebrate St Patrick's Day, and the successful reorganisation of the loss making Buzz operation, it would celebrate by offering 1 million seats across all of its 59 (non Buzz) routes to/from London for just GBP10 one way (incl. Government taxes and airport charges).


This "One million seats for a tenner" offer will commence at 00.01hrs on Tuesday 18th march and will be available for purchase at www.RYANAIR.COM until midnight (24.00hrs) on Thursday 20th March. These seats will be available for travel subject to a three day advance booking restriction from the 21st March until the 16th April, and there are over 1 million seats on sale at these crazy low prices for people who wish to book and travel within that period.

Speaking at this morning's press conference in London, Ryanair's Chief Executive, Michael O'Leary said:


    "I can think of no better way to celebrate Paddy's Day than by announcing the successful reorganisation of the loss making Buzz operation. Buzz is currently losing over EUR1m a week and KLM have confirmed their intention to close it down if the sale to Ryanair doesn't proceed. We are therefore delighted that the overwhelming majority of the people who have been offered new contracts, at significantly increased remuneration, have decided to come on board and join Europe's No.1 low fares airline. Their decision completes this rescue and will I believe lead to long successful and well rewarded careers in the aviation industry within the Ryanair group.

    "Average pay in Ryanair exceeds the average pay of staff in British Airways, Lufthansa and Aer Lingus and I am delighted to welcome these new recruits who have chosen to come and work for Europe's No.1 low fares airline.

    "We also look forward to welcoming up to 3 million passengers on board Ryanair's low fare services on the 13 Buzz routes over the next 12 months. With increased flights, and half price air fares, these customers will save more than EUR80m in the next 12 months, compared to the average air fares charged by Buzz over the past year.

    "These announcements today effectively complete the turnaround and reorganisation of the loss making Buzz operation. The disposal by KLM UK is due to be completed on 1 April next, and we remain hopeful that the various regulatory authorities will grant their approval on or before that date so that the core operation and over 170 jobs can be saved.

    "Ryanair's own traffic continues to expand rapidly. The new base launched in Milan Bergamo on 2nd February is enjoying record load factors, and the advance bookings on the ten routes to/from our new Stockholm Skavsta base, which starts operations on 4 April are pouring in. The aircraft have already been delivered by Boeing for these new bases, the pilots and cabin crew have already been recruited and trained, and we can hardly wait to start flying and offering millions of Scandinavian consumers real choice and low fares as Ryanair smashes the "high fare" SAS monopoly in Scandinavia.

    "Clearly St Patrick's Day wouldn't be Paddy's Day without some form of celebration. To mark the occasion and the successful conclusion of the Buzz reorganisation Ryanair has decided to offer 1 million seats across our entire network for travel over the next 4 weeks for just GBP10 one way.


    "In all cases these tenner fares will include Government taxes and airport charges, which means that in some cases the net fare charged by Ryanair (excluding government taxes and airport charges) will be as little as GBP0.01p. Penny flights for Paddy's Day. A million seats for a tenner. These fares yet again prove, as we say all over the world on Paddy's Day - you'll never beat the Irish.

    "Seats at these ridiculously low fares are going to be snapped up quickly, by people taking advantage of a short break before Easter and passengers should book as early as possible on www.RYANAIR.COM, Europe's largest travel website."

Ends.                         Monday, 17th March 2003

For further information

please contact:

Paul Fitzsimmons

Ryanair

Tel. +353-1-8121212

Pauline McAlester

Murray Consultants

Tel. +353-1-4980300

Mob:     +353-87-2558300





Route                                            Frequency        Fare GBP

Dusseldorf (Niederrhein)                         3 per day         9.99

Berlin                                           3 per day        19.99

Frankfurt (Hahn)                                 6 per day        19.99

Bergerac                                         1 per day        19.99

Brest                                            1 per day        19.99

Grenoble                                         1 per day        19.99

Toulouse (Carcassonne)                           2 per day        19.99

Tours                                            1 per day        19.99

La Rochelle                                      1 per day        29.99

Limoges                                          1 per day        29.99

Poitiers                                         1 per day        29.99

Jerez                                           2 per week        39.99

Murcia                                           2 per day        39.99




 * The disposal of Buzz by KLM due for completion on 1st April 2003 is subject to regulatory approval.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  17 March 2003
                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director